                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                -----------------

                                 SCHEDULE 13D/A

                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                              (AMENDMENT NO. 5)(1)

                            FORWARD INDUSTRIES, INC.
                -----------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                    34986210
                           -------------------------
                                 (CUSIP Number)

            Robert S. Ellin                     Joel M. Handel, Esq.
        Atlantis Equities, Inc.                Baer Marks & Upham LLP
         750 Lexington Avenue                     805 Third Avenue
          New York, New York                  New York, New York 10022
                                                   (212) 702-5700
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 AUGUST 1, 2001
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box / /.

            NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-----------------------------                   -------------------------------
CUSIP No. 34986210                   13D/A              Page 2 of 8 Pages
-----------------------------                   -------------------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                               Robert S. Ellin
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  / /
                                                              (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

                                      PF
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                             / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 2,500 shares
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    692,017 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    2,500 shares
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    692,017 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              694,517 shares
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 11.4%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                                   IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------                   -------------------------------
CUSIP No. 34986210                   13D/A              Page 3 of 8 Pages
-----------------------------                   -------------------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                           Robert Ellin Family 1997 Trust
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  / /
                                                              (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

                                      PF
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                             / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 37,500 shares
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER

                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    37,500 shares
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              37,500 shares
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   0.6%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                                    OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------                   -------------------------------
CUSIP No. 34986210                   13D/A              Page 4 of 8 Pages
-----------------------------                   -------------------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                               Atlantis Equities, Inc.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  / /
                                                              (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

                                      WC
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                             / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

                                 New York
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 276,350 shares including
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER

                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    276,350 shares including
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              276,350 shares
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 4.5%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                                   CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------                   -------------------------------
CUSIP No. 34986210                   13D/A              Page 5 of 8 Pages
-----------------------------                   -------------------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         Robert Ellin Profit Sharing Plan
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  / /
                                                              (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

                                      OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                             / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 268,167 shares
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER

                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    268,167 shares
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              268,167 shares
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 4.4%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                                   EP
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------                   -------------------------------
CUSIP No. 34986210                   13D/A              Page 6 of 8 Pages
-----------------------------                   -------------------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                               Nancy J. Ellin
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  / /
                                                              (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

                                      PF
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                             / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 110,000 shares
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER

                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    110,000 shares
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              110,000 shares
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 1.8%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                                   IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------                   -------------------------------
CUSIP No. 34986210                   13D/A              Page 7 of 8 Pages
-----------------------------                   -------------------------------


ITEM 1 SECURITY AND ISSUER

      This Amendment No. 5 to Schedule 13D ("Amendment No. 5"), amends the
Schedule 13D filed in September 1998 (the "Original 13D"), as amended by Amendment No. 1 filed in October 1998 ("Amendment No. 1"), Amendment No. 2 filed in December 1998 ("Amendment No. 2"), Amendment No. 3 in May 1999 ("Amendment No. 3") and Amendment No. 4 in September 2000 ("Amendment No. 4"), filed by Robert S. Ellin, Robert Ellin Family 1997 Trust, Atlantis Equities, Inc., Robert Ellin Profit Sharing Plan and Nancy J. Ellin (the "Filing Persons") and relates to the common stock, par value $0.01 per share (the "Common Stock"), of Forward Industries, Inc., a New York corporation (the "Company"). The address of the principal executive office of the Company is 1801 Green Road, E. Pompano Beach, Florida 33064.

ITEM 2 IDENTITY AND BACKGROUND

      The information in Item 2 has not changed.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The information in Item 3 has not changed.

ITEM 4 PURPOSE OF TRANSACTION

      The information in Item 4 is hereby amended by deleting section 4.2 and replacing it with the following:

      4.2 The Filing Persons are considering what appropriate action should be taken by them to rectify what appears to be the mismanagement of the Company and the decisions which adversely effected the Company's performance and the value of the Company to its shareholders, including, if necessary:

      o holding a special meeting of shareholders for the purpose of removing the Company's board of directors;

      o finding an appropriate purchaser for the Company or the Company's business;

      o     considering a bid to purchase additional stock of the Company;

      o selling all or substantially all of the Filing Persons' stock in the Company;

      o commencing a lawsuit on behalf of the Company's shareholders against the directors and officers of the Company seeking damages for, and/or to otherwise seeking to enjoin such directors and officers from committing further, improper actions.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

      The information in Item 5 has not changed.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      None.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

      None.

-----------------------------                   -------------------------------
CUSIP No. 34986210                   13D/A              Page 8 of 8 Pages
-----------------------------                   -------------------------------



                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify the information set forth in this Amendment is true, complete and correct.

Dated:   August 1, 2001

                                          ATLANTIS EQUITIES, INC.



                                                      /s/ Robert S. Ellin
                                          --------------------------------------
                                          Name:       Robert S. Ellin
                                          Position:   Secretary